UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On May 12, 2009, ASAT Holdings Limited (the “Company”) issued a press release announcing that the Company appointed Mr. Jonathan Ross to the position of general counsel. Mr. Ross will be based in the Company’s manufacturing facility in Dongguan, China and will report to Tung Lok Li, ASAT’s acting chief executive officer. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: May 12, 2009
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated May 12, 2009, announcing that the Company appointed Mr. Jonathan Ross to the position of general counsel.

Exhibit 99.1

ASAT Holdings Appoints Jonathan Ross as its General Counsel

HONG KONG and MILPITAS, Calif., – May 12, 2008 – ASAT Holdings Limited (ASTTY.OB) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced the appointment of Jonathan Ross to the position of general counsel. Mr. Ross will be based in the Company’s manufacturing facility in Dongguan, China and will report to Tung Lok Li, ASAT’s acting chief executive officer.

Mr. Ross brings almost 20 years of legal experience to ASAT, including ten years at the Wall Street firm of Skadden, Arps, Slate, Meagher & Flom, and five years as senior in-house counsel at Bank of China (Hong Kong). Mr. Ross has extensive experience in restructuring transactions both at Skadden, Arps as well as at the Bank of China (Hong Kong). At Skadden, Arps, Mr. Ross was involved in a variety of transactions involving acquisitions, corporate finance and initial public offerings both in China and elsewhere in the Far East. Mr. Ross speaks Mandarin Chinese and reads Chinese.

“Jonathan brings a valuable combination of experience and credentials to ASAT, and he joins our management team at an important stage in the Company’s development,” said Mr. Li. “Jonathan’s in-depth knowledge of the China market and extensive legal experience with global companies in areas important to our business will allow him to play a key role in ASAT’s development.”

In addition to his legal experience, Mr. Ross was also one of the founding members and key driving forces in the growth of the Hong Kong Corporate Counsel Association, Hong Kong’s only association for in-house counsel run by in-house counsel.

“ASAT has a long history of being a technology innovator in the semiconductor package and assembly space as reflected by its robust patent portfolio,” said Mr. Ross. “I am delighted to be able to bring my legal experience to assist in the restructuring that the company is currently engaged in and am confident these actions will lead to a successful outcome for all parties.”

Mr. Ross holds a Master of Science degree in Physics from the University of Pittsburgh, a Ph.D. in Anthropology from the University of Michigan, and a JD from Columbia Law School.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With more than 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

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Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including the risk that we will not be able to locate and retain suitable people for our middle and senior management, the risk that we may not be able to maintain our improving position within the test and assembly industry due to conditions in the overall semiconductor market and economy, the need for additional funding and the risk that financing may not be obtained, our ability to maintain or improve our manufacturing quality and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K containing quarterly financial information filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

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